Wessanen

03 AUG 28 AM 7:21

fax message

Corporate Communications



Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	12

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date	August 27, 2003
Subject	Press Release Koninklijke Wessanen nv – (ID #82-1306)

SUPPL

ID #82-1306

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

dlw 8/28

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com



press release

Corporate Communications

Amstelveen, The Netherlands, August 27, 2003
(08:00 a.m.)

Wessanen reports second quarter results; announces plans to reduce cost-base by over EUR 100 million

in millions euro, unless stated otherwise	**Q2 2003**	Q2 2002	**1st halfyear 2003**	1st halfyear 2002
Net sales[1]	**595.5**	624.3	**1,210.3**	1,306.5
Net sales[1] at constant exchange rates	**669.2**	624.3	**1,383.3**	1,306.5
EBITA[1+2]	**0.7**	19.6	**1.4**	36.2
Net income[2]	**0.2**	14.4	**1.2**	21.6
Net income	**(22.6)**	12.2	**(24.0)**	17.5
Earnings per share *(in euro)*	**(0.32)**	0.17	**(0.34)**	0.25

Key operating results in the second quarter of 2003

- Net sales increased by 7.2% at constant exchange rates, primarily at Tree of Life businesses in Europe and US. Negative currency effects caused sales in euros to decrease by 4.6%.
- European activities in total showed slight improvement in EBITA levels despite challenging economic climate.
- Tree of Life North America translates positive market developments in US into above-market sales growth. EBITA, however, negatively influenced by operational issues.
- Exceptional charge of EUR 31 million, mainly for ERP and other asset write-offs at TOL NA, and severance pay former Wessanen CEO.
- Launch of *Operation Phoenix* to reduce cost-base by over EUR 100 million.

[1] excluding the in 2002 divested Leerdammer Company and Telford Foods
[2] before exceptional items and amortization of goodwill

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

Mr Veenhof's comments on Operation Phoenix: Restore and Build

"At the General Meeting of Shareholders on June 30, 2003, I promised to inform you in August about my plans to improve Wessanen's results. Operation Phoenix, as the project which has been presented today is named, is an extensive program involving improvement measures across the whole organization. I also promised to present my views on the future strategy of the company by year end; these will be presented and discussed at the General Meeting of Shareholders to be held on December 3 of this year.

Operation Phoenix consists of a two-step approach: reduce costs and increase growth. First, we will substantially lower our operational costs by reducing the number of management layers and improving efficiency. Furthermore, we will focus on creating further synergies and optimizing procurement. A number of projects will be initiated shortly, and a comprehensive picture of the total operation will be disclosed in November, at the publication of our third quarter results. This 'economizing' part of Operation Phoenix is expected to be completed by the end of 2004 and should result in annual savings of more than EUR 100 million. The second step will focus on strong, profitable growth through partly reinvesting these annual savings, mainly in growing our brands."

Outlook

For the third quarter of 2003 Wessanen expects net results before exceptional items and goodwill amortization to remain at the same level as the previous quarters of this year. In the fourth quarter, however, results are expected to substantially improve and exceed last year's fourth quarter result of EUR 2.4 million.
This outlook is based on the assumption that in the current economic climate the pressure on sales in Europe will remain, while sales in dollars in North America are expected to continue to show growth.

Details of the plan and the necessary associated charges related to Operation Phoenix will be announced with the publication of the third quarter results on 21 November 2003.

General Meeting of Shareholders

As promised during the General Meeting of Shareholders on June 30, 2003, an additional shareholders' meeting has been scheduled for December 3, 2003. At this meeting further details of Operation Phoenix as well as the plans with regard to the future strategy of the company will be discussed.

Wessanen

Interim dividend

The interim dividend over the first half of 2003 remains unchanged at EUR 0.15. The dividend for the whole of 2003 is also expected to remain unchanged at EUR 0.58.

Wessanen

Developments per group in Q2 and the first half-year of 2003

Tree of Life Europe (TOL Europe)

in million euros, unless stated otherwise	**Q2 2003**	Q2 2002	**1st halfyear 2003**	1st halfyear 2002
Net sales	**116.6**	102.4	**225.6**	198.8
EBITA	**7.7**	6.0	**13.8**	11.1
ROS	**6.6%**	5.9%	**6.1%**	5.6%

Net sales in the second quarter of 2003 were up 13.9%. Autonomous sales in Q2 decreased by 3.0% as compared to the same period last year. This decrease was triggered by continued difficult circumstances in the German market – causing our sales in this region to decrease by 9% - as well as the loss of our client GNC in the UK, which was recently sold to NBTY. Nevertheless, EBITA increased by 28.3%, partly as a result of cost measures and a better sales mix.

In January an agreement was reached regarding the increase of Wessanen's stake in Natudis from 41.30% to 70.65%. After receiving approval of the Dutch authorities in May, the results were consolidated as of May 1, 2003.

Tree of Life North America (TOL NA)

in million euros, unless stated otherwise	**Q2 2003**	Q2 2002	**1st halfyear 2003**	1st halfyear 2002
Net sales	**380.3**	425.2	**791.0**	913.5
EBITA[3]	**(10.7)**	10.5	**(18.1)**	21.5
Exceptional items	**(28.1)**	-	**(28.1)**	-
ROS[3]	**(2.8%)**	2.5%	**(2.3%)**	2.4%

Existing customers showed a continued growth in sales of natural and specialty products, causing dollar sales to grow by 7.4% compared to Q2 of 2002. This positive market situation was, however, mitigated by the weak dollar, causing sales in euros to decrease by 10.6%.

Inefficiencies and high cost levels in the organization still put pressure on TOL NA's results. In May, Wessanen announced an accelerated reorganization program to address this situation. As a result, there has been a reduction of the workforce of 300

[3] before exceptional items.

Wessanen

positions, which will result in annual savings of USD 10 million. To counteract the development of results, recovery of the company's profitablity is priority for top management. As part of Operation Phoenix an intensive program is being set up aimed at drastically improving gross margin levels through more effective purchasing and inventory control, as well as reducing operational cost levels via more efficient internal processes and further alignment of the overheads.

Asset write-off
As announced earlier this year, the Enterprise Resource Planning (ERP) system that was implemented in the pilot region Southeast was reviewed. In the meantime, a solution has been found with comparable functionality to the ERP system as it had been developed so far, yet cheaper, and easier to implement and operate. This system, which extends the present NTS package with synchronization and data-warehousing, will be implemented in all regions before the end of 2004. The remaining value of the ERP system of EUR 14.1 million (including related costs) has been written down.

In view of the poor performance and unpredictability of results of Tree of Life NA we have thouroughly reviewed the balance sheet, in particular receivables, inventory and capitalized customer expenses, such as business acquisition fees and start-up expenses. The result of this review is a asset write-down of EUR 14.0 million.
Since part of this sum possibly should have been reflected in TOL NA's results over prior years, we will ask an independent accounting firm to investigate in depth the financial procedures and processes in this respect.

Cereals

in million euros, unless stated otherwise	**Q2 2003**	Q2 2002	**1st halfyear 2003**	1st halfyear 2002
Net sales[4]	**56.3**	57.2	**111.6**	112.4
EBITA[4]	**3.5**	3.9	**6.1**	5.6
ROS	**6.2%**	6.8%	**5.5%**	5.0%

The extensive reorganization program at Dailycer is progressing on schedule resulting in positive results over the second quarter of 2003 for the UK operations. Overall, autonomous sales growth was 1.2%. However, due to the decrease of the UK pound, sales decreased marginally.

[4] excluding Telford Foods

Wessanen

EBITA developed positively triggered by the UK reorganization now showing a positive EBITA compared to loss-making results in previous quarters. Since Q2 2002 EBITA was positively affected by a one-off benefit of EUR 0.6 million, on a comparable basis, EBITA in Q2 2003 grew by 6.1%.

Convenience Food Group (CFG)

in million euros, unless stated otherwise	**Q2 2003**	Q2 2002	**1st halfyear 2003**	1st halfyear 2002
Net sales	**42.3**	39.5	**82.1**	81.8
EBITA	**2.3**	2.4	**4.0**	4.6
ROS	**5.4%**	6.1%	**4.9%**	5.6%

Despite difficult market conditions in Germany and in out-of-home in general, net sales grew by 7.1% as compared to Q2 2002. Autonomous sales growth in the second quarter was 3.3%. The remainder was due to the acquisition of Luckhardt Tiefkühlprodukte GmbH in April of this year.

EBITA was down EUR 0.1 million as compared to the same quarter last year. This slight decrease partly resulted from temporarily higher production costs as a result of the transfer of production from the recently closed Borken facility in Germany to the Tilburg plant in the Netherlands. Integration of the Luckhardt activities is on schedule, with an expected closing of this plant by the end of the year.

Other financial aspects

The shareholders' equity/total asset ratio decreased from 53.6% at the end of last year to 50.5% in Q2. The cash flow from operating activities was EUR 2.7 million negative, mainly as a result of utilization of provisions. Tax was EUR 12.7 million positive, due to the negative result before taxes. The increase in the exchange rate of the euro against the dollar (USD 1.11 in the first halfyear of 2003 compared to USD 0.90 in the first halfyear of 2002) did not adversely affect the net results.

Important dates

August 28, 2003	Ex-dividend share price determined
September 10, 2003	Interim dividend payable
November 21, 2003	Publication third quarter results 2003
December 3, 2003	General Meeting of Shareholders
February 18, 2004	Publication fourth quarter and full year 2003 results

Wessanen

Note for the editor

Should you have any questions, please contact Aletta Smaal, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.smaal@wessanen-hq.com.
For questions regarding Investor Relations issues, please contact Timo de Grefte, Corporate Staff Director Corporate Communications; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com


You've read the figures. Now it's time for some background.
Websanen is your quarterly online magazine brimming with information on the world of wellness. Besides headline and news background stories, Websanen offers analyses of corporate developments as well as articles about food issues and food trends worldwide.
Read all about it! You find Websanen at www.wessanen.com

Company profile

Koninklijke Wessanen nv is a multinational food group, based in the Netherlands, operating in the European and North American markets. The company markets, distributes and produces wellness consumer products that are natural, healthy, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Appendices

- Changes in accounting policies
- Condensed income statement
- Condensed balance sheet
- Financial highlights
- Financial information per share
- Condensed statement of cash-flows

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to

Wessanen

control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Wessanen
UNAUDITED

Changes in accounting policies
Adjustments to the Dutch Generally Accepted Accounting Principles (GAAP) led to the introduction of two accounting changes, effective as from 2003. The comparative figures for 2002 have also been adjusted accordingly.

In the past the proposed dividend was shown in the balance sheet under short-term liabilities. As a result, the shareholders' equity was presented after deduction of the proposed dividend. As of 2003, the dividend is recognized when payable (interim dividend) or declared (final dividend). This change has necessitated an adjustment in the balance sheet, the capital employed and various ratios. The effect of this change is an increase of EUR 30.2 million in the shareholders' equity as at the end of 2002.

Items that did not arise from ordinary activities used to be recognized in the profit and loss account as extraordinary results. As of 2003 these items are recognized as exceptional items in the operating result (EBIT). This change does not affect the first halfyear results of 2002.

Condensed income statement

in millions euro, unless stated otherwise

	Q2 2003	Q2 2002	First halfyear 2003	First halfyear 2002
Net sales	**595.5**	694.5	**1,210.3**	1,449.5
Operating expenses	**594.8**	671.7	**1,208.9**	1,412.9
EBITA[5]	**0.7**	22.8	**1.4**	36.6
Amortization of goodwill	**(2.6)**	(2.2)	**(5.2)**	(4.1)
Exceptional items	**(30.6)**	-	**(30.6)**	-
EBIT[6]	**(32.5)**	20.6	**(34.4)**	32.5
Financial income and expenses, net	**(3.0)**	(3.7)	**(5.6)**	(8.0)
Income before taxes	**(35.5)**	16.9	**(40.0)**	24.5
Income taxes	**12.7**	(5.1)	**15.7**	(7.4)
Income from participations and minority interests	**0.2**	0.4	**0.3**	0.4
Net income	**(22.6)**	12.2	**(24.0)**	17.5
Net income before exceptional items and amortization of goodwill	0.2	14.4	1.2	21.6

[5] Operating result before exceptional items and amortization of goodwill
[6] Operating result

Wessanen

Condensed balance sheet

in millions euro, unless stated otherwise

	June 30, 2003	December 31, 2002
Fixed assets	**429.3**	462.3
Current assets	**695.6**	731.5
	1,124.9	1,193.8
Group equity	**575.6**	642.9
Provisions	**46.0**	56.9
Long-term liabilities	**142.2**	155.7
Current liabilities	**361.1**	338.3
	1,124.9	1,193.8

Financial highlights*

in millions euro, unless stated otherwise

	Q2 2003	Q2 2002	First halfyear 2003	First halfyear 2002
ROS	**0.1%**	3.3%	**0.1%**	2.5%
Average capital employed	**578.3**	720.6	**567.7**	739.1
ROI	**0.5%**	12.7%	**0.5%**	9.9%
Increase economic premium	**(19.3)**	(1.8)	**(25.2)**	(0.9)
Average goodwill	**520.8**	572.5	**519.4**	568.7
ROIC	**0.3%**	7.1%	**0.3%**	5.6%
Shareholders' equity as a percentage of total assets	**50.5%**	45.1%	**50.5%**	45.1%
EBITDA/interest ratio	**2.9**	9.0	**3.1**	7.2
Net debt	**142.1**	210.9	**142.1**	210.9

Financial information per share

in euros

	Q2 2003	Q2 2002	First halfyear 2003	First halfyear 2002
Net income before amortization of goodwill and exceptional items	**0.00**	0.20	**0.02**	0.31
Net income	**(0.32)**	0.17	**(0.34)**	0.25
Average number of outstanding shares	**70,187,331**	70,491,751	**70,187,331**	70,491,751
Number of outstanding shares as per June 30, 2003, and June 30, 2002, respectively.	**72,588,501**	72,588,501	**72,588,501**	72,588,501

* Before exceptional items

Wessanen

Condensed statement of cash-flows

in millions euro, unless stated otherwise	Q2 2003	Q2 2002	First halfyear 2003	First halfyear 2002
Operational activities				
Net income after taxes	(22.6)	12.2	(24.0)	17.5
Depreciation property, plant and equipment	8.0	10.4	16.1	20.9
Amortization of goodwill	2.6	2.2	5.2	4.1
Impairment fixed assets	13.7	-	13.7	-
Changes in working capital and provisions	(4.4)	2.6	(18.8)	41.8
Income from investments in associates and minority interests	-	(0.2)	-	(0.9)
Cash flow from operating activities	(2.7)	27.2	(7.8)	83.4
Investments				
Purchase of property, plant and equipment	(5.4)	(6.8)	(10.8)	(17.3)
Disposal of property, plant and equipment	1.5	0.8	2.2	1.1
Financial fixed assets	2.7	(4.8)	3.8	(5.6)
Purchase price acquisitions	(9.1)	(1.3)	(15.1)	(13.7)
Cash flow from investment activities	(10.3)	(12.1)	(19.7)	(35.5)
Financing				
Long-term debts	(2.5)	(0.8)	(5.5)	5.5
Short-term debts	23.3	22.2	32.7	(1.8)
Purchase of own shares	-	(2.7)	-	(2.7)
Dividend paid	(30.2)	(31.2)	(30.2)	(31.2)
Cash flow from financing activities	(9.4)	(12.5)	(3.0)	(30.2)
Change in cash	(22.4)	2.6	(30.5)	17.7

Equity	June 30 2003	Dec 31 2002
Balance of beginning year	639.4	617.3
Net income	(24.0)	101.4
Interim dividend	-	(9.6)
Final dividend	(30.2)	(31.2)
Goodwill (on acquisitions prior to 2001)	(2.3)	(1.6)
Translation adjustments	(14.5)	(33.4)
Purchase of own shares for personnel options	-	(3.3)
Other	-	(0.2)
Balance June 30, 2003, and December 31, 2002, resp.	568.4	639.4